SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                             FORM 15

  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of
              the Securities Exchange Act of 1934.

                 Commission File Number  0-18263
                                         -------

                        FORD HOLDINGS, INC.
     (Exact name of registrant as specified in its charter)

                        The American Road
                    Dearborn, Michigan 48121
                          (313) 322-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Series A Cumulative Preferred Stock ($1.00 par value) with an annual dividend rate of 8.0% and a liquidation preference of
                       $100,000 per share

  Series B Cumulative Preferred Stock ($1.00 par value) with an annual dividend rate of 8.0% and a liquidation preference of
                       $100,000 per share

  Series C Cumulative Preferred Stock ($1.00 par value) with an annual dividend rate of 7.12% and a liquidation preference of
                       $100,000 per share

  Series D Cumulative Preferred Stock ($1.00 par value) with an annual dividend rate of 8.10% and a liquidation preference of
                       $100,000 per share

  Depositary Shares (each representing 1/4,000th of a share of
              Series A Cumulative Preferred Stock)

  Depositary Shares (each representing 1/4,000th of a share of
              Series B Cumulative Preferred Stock)

  Depositary Shares (each representing 1/4,000th of a share of
              Series C Cumulative Preferred Stock)

  Depositary Shares (each representing 1/4,000th of a share of
              Series D Cumulative Preferred Stock)
     (Title of each class of securities covered by this Form)

                              None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [ ]       Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(1)(ii)    [ ]       Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(i)     [ ]       Rule 12h-3(b)(2)(ii)    [ ]
Rule 12g-4(a)(2)(ii)    [ ]       Rule 15d-6              [ ]
Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934 Ford Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

DATE: February 29, 1996               BY: /s/Peter Sherry, Jr.
      ------------------------            ----------------------
                                          Peter Sherry, Jr.
                                          Assistant Secretary











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